UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 17, 2022

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 17, 2022, Immatics N.V. (the “Company”) issued an interim report for the three and nine-month periods ended September 30, 2022, which is attached hereto as Exhibit 99.1, and issued a press release announcing the third quarter 2022 financial results for the Company, which is attached hereto as Exhibit 99.2. Additionally, the Company made available an updated investor presentation, which is attached hereto as Exhibit 99.3. The fact that the presentation is being made available and furnished herewith is not an admission as to the materiality of any information contained in the presentation. The information contained in the presentation is being provided as of November 17, 2022 and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results. In addition, the Company made available Material Dutch tax considerations, which is attached hereto as Exhibit 99.4

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.2 and Exhibit 99.3 hereto), including Exhibit 99.1 and Exhibit 99.4 hereto, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (333-249408 and 333-265820) and the registration statements on Form F-3 (Registration Nos. 333-258351 and 333-240260) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit Number	Description

99.1	Immatics N.V. interim report for the three and nine-month periods ended September 30, 2022.

99.2	Press release dated November 17, 2022.

99.3	Corporate presentation dated November 17, 2022

99.4	Immatics N.V. Material Dutch Tax Considerations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: November 17, 2022	by:	/s/ Harpreet Singh
Harpreet Singh
Chief Executive Officer

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